EXHIBIT 99.1

Himax Technologies, Inc. Reports Third Quarter 2016 Financial Results and Provides Fourth Quarter 2016 Guidance

 Company Meets Q3 Revenue, Gross Margin, EPS Guidance, and Exceeds Non-GAAP EPS Guidance
Provides Q4 2016 Guidance Revenue to Decrease 4.0% to 9.0% Sequentially, Gross Margin to be Slightly Down, GAAP EPS to be 8.5 to 11.0 Cents and Non-GAAP EPS to be 8.7 to 11.2 Cents

  Net revenue for the quarter increased 8.5% sequentially to $218.1 million, in line with the Company’s reiterated guidance.
  Compared to the previous quarter, small and medium-sized panel driver sales increased 9.6% and large-sized panel driver sales increased 6.6%, driven by the Company’s leading market share in China. Non-driver sales increased 9.0%, led by growth of AR/VR related business.
  Gross margin for the quarter came in at 25.6%, down 50 bps sequentially and up 380 bps year-over-year.
  Q3 2016 GAAP net income was $13.6 million, or 7.9 cents per diluted ADS, meeting guidance of 6.0 to 8.0 cents. Q3 2016 Non-GAAP net income was $21.3 million, or 12.4 cents per diluted ADS, exceeding guidance of 10.0 to 12.0 cents.
  Company remains positive on its long term business outlook.
  Company reports to proceed in line with its schedule of the expansion plan for next generation LCOS and WLO product lines.

TAINAN, Taiwan, Nov. 10, 2016 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the third quarter ended September 30, 2016.

SUMMARY FINANCIALS

Third Quarter 2016 Results Compared to Third Quarter 2015 Results (USD in millions) (unaudited)

	Q3 2016		Q3 2015	CHANGE
Net Revenue	$218.1		$165.6	+31.7%
Gross Profit	$55.7		$36.1	+54.5%
Gross Margin	25.6%		21.8%	+3.8%
GAAP Net Income (Loss) Attributable to Shareholders	$13.6		$(2.3)	+683.1%
Non-GAAP Net Income Attributable to Shareholders	$21.3	(1)	$1.7 (2)	+1,167.5%
GAAP EPS (Per Diluted ADS, USD)	$0.079		$(0.014)	+681.7%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.124	(1)	$0.010 (2)	+1,164.4%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $7.6 million share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charge, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $3.9 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.

Third Quarter 2016 Results Compared to Second Quarter 2016 Results (USD in millions) (unaudited)

	Q3 2016		Q2 2016		CHANGE
Net Revenue	$218.1		$201.1		+8.5%
Gross Profit	$55.7		$52.5		+6.2%
Gross Margin	25.6%		26.1%		-0.5%
GAAP Net Income Attributable to Shareholders	$13.6		$19.8		-31.3%
Non-GAAP Net Income Attributable to Shareholders	$21.3	(1)	$20.2	(2)	+5.7%
GAAP EPS (Per Diluted ADS, USD)	$0.079		$0.115		-31.3%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.124	(1)	$0.117	(2)	+5.7%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $7.6 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charge, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million of share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charge, net of tax.

"The momentum we established during the first half of the year continued into the third quarter of 2016, as evidenced by our top and bottom line growth during the first three quarters of the year as our driver and non-driver business segments both performed strongly,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax. “We continue to see increased market share in our core driver IC business, in both large panel driver ICs as well as small and medium-sized driver ICs, which is a direct result of our ongoing technology advancements and strong customer relationships. Our total solution capabilities and our continued focus on major new technology trends including higher display resolution, AMOLED and in-cell TDDI will continue to solidify our dominant position in the market.”

Mr. Wu continued: “We also remain positive on the long-term growth prospect of our higher-margin non-driver business; however, we are anticipating near-term headwinds. Notably, our LCOS and WLO product lines are expected to experience sales declines starting the fourth quarter 2016 and the next few quarters of 2017, primarily due to our major AR customer’s shift in focus to the development of future generation devices. That being said, we still remain uniquely positioned in this market as the provider of choice for critical enablers to AR devices. To support anticipated growth in this segment, we have proceeded with the expansion plan for our next generation LCOS and WLO production lines, which will enable higher end product design and offer far better product quality for mass production and is expected to be completed by the end of 2017 or early 2018. We remain committed to our long-term strategy to diversify our product and customer base with innovative technologies, which ultimately, should increase shareholder value.”

Third Quarter 2016 Revenue Breakdown by Product Line (USD in millions) (unaudited)

	Q3 2016%		Q3 2015%		% Change
Display drivers for large-sized panels	$72.0	33.0%	$50.5	30.5%	+42.6%
Display drivers for small/medium-sized panels	$99.3	45.5%	$84.3	50.9%	+17.8%
Non-driver products	$46.8	21.5%	$30.8	18.6%	+52.1%
Total	$218.1	100.0%	$165.6	100.0%	+ 31.7%

	Q3 2016%		Q2 2016%		% Change
Display drivers for large-sized panels	$72.0	33.0%	$67.5	33.6%	+6.6%
Display drivers for small/medium-sized panels	$99.3	45.5%	$90.6	45.0%	+9.6%
Non-driver products	$46.8	21.5%	$43.0	21.4%	+9.0%
Total	$218.1	100.0%	$201.1	100.0%	+8.5%

The third quarter revenue of $218.1 million represented an 8.5% sequential increase and a 31.7% increase year-over-year. Revenue from large panel display drivers was $72.0 million, up 6.6% sequentially, and up 42.6% from a year ago. Large panel driver ICs accounted for 33.0% of the Company’s total revenues for the third quarter, compared to 33.6% in the last quarter and 30.5% a year ago. As opposed to original guidance of double-digit sequential growth, the Company’s large panel driver business grew just mid-single-digit due to a certain customer’s short-noticed shipment adjustment of its monitor products. Without the last minute change, the Company could have achieved double-digit sequential growth that it guided. Despite the lower than expected sales mentioned above, the Company’s large panel products grew more than 40% year-over-year thanks to strong demand from Chinese and Taiwanese panel customers during the quarter. In China, the Company’s driver IC business for large panel grew more than 70% year-over-year during the quarter. In comparison, worldwide large-size TFT-LCD panel shipments declined around 6% in the same period. It is especially worth highlighting that Himax’s engineering collaboration and design-in activities with large panel customers across China, Taiwan and Korea all remain robust and the Company expects these trends to continue into the next year.

Revenue for small and medium-sized drivers came in at $99.3 million, up 9.6% sequentially and up 17.8% from the same period last year. Driver ICs for small and medium-sized applications accounted for 45.5% of total sales for the third quarter, as compared to 45.0% in the previous quarter and 50.9% a year ago. Sales into smartphones came in better than guided to achieve low-single-digit growth sequentially and up more than 20% year-over-year, as the Company fulfilled some of the surging rush orders of late from Chinese end customers through securing additional capacity from its supply partners. The strong rebound of the Company’s smartphone driver IC business this year came from its long-standing leading market share in China where the Company’s end brand customers are performing strongly. Automotive and tablet applications were also contributors to the segment and continued solid momentum, growing double digit during the third quarter both sequentially and year-over-year.

Revenues from non-driver businesses were $46.8 million, up 9.0% sequentially and up 52.1% from the same period last year. Non-driver products accounted for 21.5% of total revenues, as compared to 21.4% in the previous quarter and 18.6% a year ago. The sequential growth was led by the LCOS and WLO shipments for AR applications. Other product lines such as timing controller, touch panel controller and ASIC also grew sequentially. The performance of LCOS and WLO increased several folds year-over-year thanks to shipments to the Company’s major AR customer. The year-over-year growth was partially offset by the decline of programmable gamma OP, power management IC, and CMOS image sensors. Himax expects, however, the LCOS and WLO shipments to slow down starting fourth quarter 2016. The Company remains positive on the long-term prospect of these two product lines, judging by the numerous customers the Company has engaged, many of which the world’s biggest tech names, and the busy engineering activities going on with such customers.

GAAP gross margin for the third quarter was 25.6%, down 50 basis points from 26.1% in the previous quarter and up 380 basis points from the same period last year. The Company has been able to maintain a relatively strong margin this year mainly thanks to a more favorable product mix in small and medium-sized driver ICs, increased LCOS and WLO shipments for AR applications and certain engineering fees from AR/VR new project engagements. Gross margin improvement remains one of the Company’s business focuses.

GAAP operating expenses were $40.4 million in the third quarter of 2016, up 32.2% from the preceding quarter and up 4.9% from a year ago. The significant sequential increase was caused by the $9.2 million 2016 RSU grant the Company has traditionally expensed in the third quarter, which was considered in its guidance. As an annual practice, the Company rewards employees with an annual bonus at the end of September each year which always leads to a substantial increase in the third quarter GAAP operating expenses compared to the other quarters of the year. This year, the annual bonus compensation including Restricted Share Units, or RSUs, and cash payouts totaled $12.0 million, out of which $9.2 million was vested immediately and expensed in the third quarter. The remainder will be vested equally at the first, second and third anniversaries of the grant date. Excluding the RSU charge, the Company’s third quarter operating expenses were $31.2 million, up 2.0% from the previous quarter and down 8.2% from the same quarter 2015.

GAAP operating margin for the third quarter of 2016 was 7.0%, up from -1.5% for the same period last year and down from 10.9% a quarter ago. The GAAP operating income decreased 30.2% sequentially, but increased 721.5% year-over-year. The sequential decline was mainly a result of the higher RSU expense to compensate Himax’s team for the much improved profitability of the year.

Third quarter non-GAAP operating income, which excludes share-based compensation and acquisition-related charges, was $25.1 million, or 11.5% of sales, up from 1.6% for the same period last year and up from 11.1% a quarter ago. The non-GAAP operating income increased 12.1% sequentially and 835.7% from the same quarter 2015.

GAAP net income for the third quarter was $13.6 million, or 7.9 cents per diluted ADS, compared to $19.8 million, or 11.5 cents per diluted ADS, in the previous quarter and GAAP net loss of $2.3 million, or 1.4 cents per diluted ADS, a year ago. GAAP net income increased 683.1% year-over-year due to higher revenue and much improved gross margin, but declined 31.3% from the previous quarter mainly due to the $9.2 million 2016 RSU charge in the third quarter. Non-GAAP net income actually increased 5.7% sequentially.

Third quarter non-GAAP net income was $21.3 million, or 12.4 cents per diluted ADS, compared to $20.2 million last quarter and $1.7 million the same period last year. Non-GAAP EPS exceeded the Company’s 10.0 to 12.0 cents guided range.

Balance Sheet and Cash Flow

Himax had $153.4 million of cash, cash equivalents and marketable securities as of the end of September 2016, compared to $126.0 million at the same time last year and $179.3 million a quarter ago. The Company made a cash RSU payment of $9.2 million and a dividend of $22.3 million during the quarter. On top of the above cash position, restricted cash was $138.0 million at the end of the quarter, same as the preceding quarter. The restricted cash is mainly used to guarantee the Company’s short-term loan for the same amount. Himax continues to maintain a very strong balance sheet and remains a debt-free company.

Inventories as of September 30, 2016 were $169.4 million, down from $177.7 million a year ago and down from $186.7 million a quarter ago. The lower inventory was a result of increased shipments in the quarter. Accounts receivable at the end of September 2016 were $208.4 million as compared to $168.0 million a year ago and $187.9 million last quarter. DSO was 95 days at the end of September 2016, as compared to 89 days a year ago and 90 days at end of the last quarter.

Net cash inflow from operating activities for the third quarter was $2.9 million as compared to an inflow of $14.1 million for the same period last year and an inflow of $13.1 million last quarter. The year-over-year decrease was a result of higher receivables although net profit actually increased. The sequential decrease in cash flow was mainly due to increased receivables from higher sales and a decrease in accounts payable as more payments made at the end of the quarter. The Company expects a significant operating cash inflow in the fourth quarter and for the full year.

Capital expenditures were $1.9 million in the third quarter of 2016 versus $2.6 million a year ago and $1.7 million last quarter. The capital expenditure in the third quarter consisted mainly of purchases of R&D related equipment.

Share Buyback Update

As of September 30, 2016, Himax had 172.0 million ADS outstanding, little changed from last quarter. On a fully diluted basis, the total ADS outstanding are 172.4 million.

2016 Investor Outreach and Conferences

Ms. Jackie Chang, CFO and Ms. Penny Lin, internal IR Manager, and Mr. Greg Falesnik, Himax’s US-based IR, will maintain corporate access for shareholders and attend future investor conferences. If you are interested in speaking with the management, please contact Himax’s US or Taiwan-based investor relations contact at the numbers below.

Business Updates

The Company delivered solid results to achieve both top and bottom line growth during the first three quarters of the year as its driver and non-driver business segments both performed strongly.

The Company has increased market share in its core driver IC business this year and continues to solidify its leading position through technology advancement and customer engagement. With the most comprehensive product portfolio in the industry, the Company will further capitalize on its strong position in display drivers to lead the market in major new technology trends, including higher display resolution, AMOLED and in-cell TDDI. Equally important, Himax has many unique technologies and solutions for AR, VR and IoT applications with exciting long-term growth potential. For the Company’s LCOS micro display and WLO products, which are integral parts of the eco-system for the booming AR sector, the Company continues to increase new project engagements with many heavyweight customers worldwide. The Company remains committed to its long-term strategy to diversify its product and customer base with innovative technologies.

The Company’s large panel driver IC business has grown from Chinese panel customers’ rapid capacity ramping and rising 4K TV penetration this year. For the fourth quarter, the Company anticipates its large panel driver IC revenue to increase high single digit year-over-year, but to decline mid single digit sequentially due to one single customer’s inventory adjustment. Despite the temporary demand slowdown, Himax’s leading position in this segment remains intact. The Company’s large panel customers are increasingly demanding a total solution from IC vendors in addition to their constant request for better IC solutions to support their high-end and high-resolution products. On top of its unique offerings of technology solutions for advanced features required of high end TVs, the Company’s capability to provide a total solution covering driver ICs, timing controllers and PMICs especially positions it very well in the 4K and 8K display markets. For example, to handle the massive amount of video data, 8K TVs require higher speed interface, advanced driving and video processing technologies, as well as highly integrated timing controllers with sophisticated functions. The Company believes its technology strength and total solution capability are significant differentiators against its competitors and will further solidify its leading position as the industry migrates to 8K TVs. Himax is one of the pioneers in product development of 8K TVs with its Chinese and Korean panel customers and is already shipping small volume to a leading Korean panel maker.

The other segment within its driver business is ICs used in small and medium-sized panels for applications including smartphones, tablets and automotives. While the market demands remain strong, fourth quarter sales for smartphones are likely to decline mid single digit sequentially due to the foundry capacity constraints. However, the sales of smartphone DDICs will still grow close to 30% year-over-year, driven by Chinese end brand customers’ strong shipment growth this year. On the AMOLED front, the Company is collaborating closely with leading panel makers across China for AMOLED product development. This positions the Company well for the coming growth of new AMOLED panel shipment expected from these customers starting late 2017. The Company has seen wider adoption of AMOLED panels, now almost exclusively supplied by Samsung, for smartphone brand customers’ flagship models. This trend has prompted all leading Chinese panel makers to ramp up their investments in AMOLED manufacturing and accelerate their timetable for the mass production of AMOLED panels. The Company believes AMLOED driver ICs will be one of the critical growth engines for the Company’s small panel driver IC business starting the end of 2017.

Among driver ICs used in small and medium-sized panels, the most noteworthy category in recent years is automotive applications. The Company expects continued solid momentum in Q4 with revenues expected to grow double digit sequentially and close to 50% year-over-year. With numerous tier 1 automobile brands as its indirect end customers, the Company has successfully engaged all key panel manufacturers and module houses worldwide for long-term partnerships and commands a leading market share in this segment. To address the growing demand of larger automotive displays with higher resolution and built-in on-cell or in-cell touch screen feature, the Company continues to develop advanced solutions to enable new automotive display applications and provide its customers with the most comprehensive solutions in the industry. As such, the Company anticipates the strong growth will likely continue into the next few years. Driver ICs used in tablets will continue to grow double digit in the fourth quarter, following the third quarter’s strong momentum, thanks to shipments for several leading brand customers in the US and Korea and the holiday season impact. Overall, Himax expects the small and medium-sized driver IC segment to increase sequentially by low single digit in the fourth quarter.

For the past few years, the non-driver business segment has been Himax’s most exciting growth area and a differentiator for Himax. New product developments continue to evolve and gain traction. While the Company is more positive than ever on the long-term growth prospect of its non-driver businesses, the Company anticipates near-term headwinds with about 20% sequential decline in its non-driver revenues for the fourth quarter. Sales of timing controllers and CMOS image sensors will deliver strong growth in the fourth quarter, but those of WLO and LCOS micro displays and, to a lesser extent, touch panel controllers and ASIC chips will decline sequentially.

The Company has seen significant traction in customer adoption and design wins of its on-cell solutions. Notably, a leading Chinese smartphone maker is featuring Himax’s solution in its newly-launched flagship tablet. More importantly, Himax is one of the pioneers in offering TDDI solutions and is in partnerships with essentially all of the display makers of state-of-the-art pure in-cell touch panels for joint technological development. The Company is seeing the use of in-cell display with TDDI rapidly becoming the preferred choice for smartphone brand customers’ next generation mid-to-high end models. Also, the increasing adoption of AMOLED panels has pushed TFT-LCD panel makers to turn to pure in-cell TDDI panel development for thinner display designs. On top of the busy design-in activities for TDDI solutions with Korean, Chinese and Taiwanese panel customers, the Company is also aggressively developing new products and strengthening its team to expand its product portfolio and get itself ready for the anticipated strong growth in this segment. TDDI will be a major growth engine for the Company’s small panel business starting early 2017, which will also boost its corporate gross margin over time.

Himax’s LCOS and WLO businesses have grown strongly through the first nine months of 2016 mainly due to shipments to one of its leading AR device customers. The Company was recently informed by the AR customer to reduce future shipment of the current generation device to a minimum, and instead, to focus on the joint-development of future generation devices. The Company therefore expects its LCOS and WLO sales to decline in the fourth quarter, as well as over the next few quarters in 2017. Himax is not particularly worried about the short-term headwind as the said major customer is more committed than ever in the long-term development of the AR product concept, which is viewed as a new computing platform and that the Company remains a critical partner to the customer in its AR efforts. Equally important, while the revenues from LCOS and WLO may subside over the next few quarters, they will come from a much more diversified customer base. Quite a few of the Company’s other customers are expected to bring their AR products to the market starting next year, although the Company still doesn’t expect large volumes from the early generation products of these customers. Not only will the Company see more diversified revenue stream from multiple customers, its list of customers continues to expand and it now covers some of the world’s biggest tech names. Such customers usually come to Himax for tailored solutions and pay for such developments. This is clear evidence for Himax’s undisputed leadership position in the industry. Having invested in related technologies for over 15 years, the Company is uniquely positioned as the provider of choice for micro display and related optics, both of which are critical enablers to AR devices. With little competition, the Company is currently working with over 30 customers on various current and future generation AR devices using LCOS micro display and/or WLO. The Company’s increasing design engagements cover not only leading companies mentioned above, but also niche AR players which bring in innovative product ideas.

In addition to many AR devices under development, Himax’s WLO technology is also being adopted to enable new things such as 3D scanning, which can in turn be used in a wide variety of industries such as consumer, industrial, IoT, AI, medical, automotive and military. Some customers even come to the Company with novel bio-medical product ideas. The Company’s customer base for this business is extremely diversified, covering literally all of the most well-known tech names throughout the world, some of them leading end brand players or semiconductor platform solution providers. Himax is one of the very few players in the market with WLO technology and the one possessing the most proven mass production track record with expertise ranging from design and high yield production to cost and quality controls. The Company is very happy with its current development progress in this area.

With respect to the expansion plan for its next generation LCOS and WLO production lines, the Company has proceeded in line with its schedule. The Company plans to complete it around the end of 2017 or early 2018. The new production lines will enable higher end product design and offer far better product quality for mass production of its next generation LCOS and WLO product lines that the Company expects will lead the industry in the future generation of related products. This investment will be financed through the Company’s internal resources and existing bank facilities, if needed.

Himax continues to make great progress with its new smart sensor areas by collaborating with certain heavyweight partners, including a major e-commerce customer, leading consumer electronics brands and a heavyweight international smartphone chipset maker. By pairing a DOE integrated WLO laser diode collimator with a near infrared CIS, the Company is offering the most effective total solution for 3D sensing and detection in the smallest form factor, which enables easy integration into next generation smartphones, AR/VR devices and consumer electronics. Similarly, the ultra-low-power QVGA CMOS image sensor can also be bundled with the Company’s WLO lens to support super low power computer vision to enable new applications across mobile devices, consumer electronics, surveillance, drones, IoT and artificial intelligence. The Company will report business developments in these new territories in due course. Regarding other CIS products, the Company maintains a leading position in laptop applications and will increase shipments for multimedia applications such as surveillance, drones, home appliances, consumer electronics, etc.

Fourth Quarter 2016 Guidance

The Company is providing the following financial guidance for the fourth quarter of 2016:

Net Revenue:	To be down 4.0% to 9.0% sequentially, representing an 11.5% to 17.6% year-over-year growth
Gross Margin:	To be slightly down sequentially, as compared to 22.9% reported in the fourth quarter of 2015
GAAP EPS:	8.5 to 11.0 cents per diluted ADS, as compared to 3.6 cents reported in the fourth quarter of 2015
Non-GAAP EPS(1):	8.7 to 11.2 cents per diluted ADS, as compared to 3.8 cents reported in the fourth quarter of 2015

(1) Non-GAAP EPS excludes share-based compensation and acquisition-related charges

In providing the above earnings guidance, the Company has assumed a 14.0% income tax rate for 2016, calculated based on exchange rate of NTD 31.5 against the USD, which is also the exchange rate as of beginning of November 2016.

HIMAX TECHNOLOGIES THIRD QUARTER 2016 EARNINGS CONFERENCE CALL

DATE:	Thursday, November 10th, 2016
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID	99322894
WEBCAST:	http://edge.media-server.com/m/p/evh25q5c

A replay of the call will be available beginning two hours after the call through 11:59 p.m. US EST on November 17th, 2016 (12:59 p.m. Taiwan time, November 18th, 2016) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 99322894. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through November 10th, 2017.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,911 patents granted and 458 patents pending approval worldwide as of September 30th, 2016. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, General business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2015 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Penny Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22320
Fax: +886-2-2314-0877
Email: penny_lin@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Greg Falesnik, Managing Director
MZ North America
Tel: +1-949-385-6449
Email: greg.falesnik@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended September 30,		Three Months Ended June 30,
	2016	2015	2016

Revenues	$218,081	$165,582	$201,074

Costs and expenses:
Cost of revenues	162,348	129,510	148,596
Research and development	28,789	27,907	21,803
General and administrative	5,774	5,158	4,814
Sales and marketing	5,874	5,468	3,962
Total costs and expenses	202,785	168,043	179,175

Operating income (loss)	15,296	(2,461)	21,899

Non operating income (loss):
Interest income	264	116	329
Dividend income	-	-	700
Gains (losses) on sale of securities, net	95	32	(49)
Equity in losses of equity method investees	(206)	(119)	(198)
Foreign currency exchange gains (losses), net	(486)	680	182
Interest expense	(133)	(152)	(190)
Other income, net	2	125	1
	(464)	682	775
Earnings (loss) before income taxes	14,832	(1,779)	22,674
Income tax expense	1,441	1,151	3,401
Net income (loss)	13,391	(2,930)	19,273
Net loss attributable to noncontrolling interests	207	598	514
Net income (loss) attributable to Himax Technologies, Inc. stockholders	$13,598	$(2,332)	$19,787

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.079	$(0.014)	$0.115
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.079	$(0.014)	$0.115

Basic Weighted Average Outstanding ADS	172,304	171,615	172,303
Diluted Weighted Average Outstanding ADS	172,356	171,936	172,385

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Nine Months Ended September 30,
	2016	2015

Revenues	$599,474	$513,812

Costs and expenses:
Cost of revenues	444,088	391,408
Research and development	73,994	71,847
General and administrative	15,169	13,926
Sales and marketing	13,849	14,570
Total costs and expenses	547,100	491,751

Operating income	52,374	22,061

Non operating income (loss):
Interest income	822	522
Dividend income	700	-
Gains on sale of securities, net	5	1,834
Equity in losses of equity method investees	(565)	(339)
Foreign currency exchange losses, net	(519)	(15)
Interest expense	(502)	(373)
Other income (losses), net	(7)	203
	(66)	1,832
Earnings before income taxes	52,308	23,893
Income tax expense	7,062	7,646
Net income	45,246	16,247
Net loss attributable to noncontrolling interests	1,227	2,818
Net income attributable to Himax Technologies, Inc. stockholders	$46,473	$19,065

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.270	$0.111
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.270	$0.111

Basic Weighted Average Outstanding ADS	172,303	171,610
Diluted Weighted Average Outstanding ADS	172,334	171,891

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended September 30,		Three Months Ended June 30,
	2016	2015	2016
Share-based compensation
Cost of revenues	$146	$70	$27
Research and development	7,128	3,505	160
General and administrative	1,002	530	70
Sales and marketing	1,325	823	20
Income tax benefit	(2,027)	(1,040)	(47)
Total	$7,574	$3,888	$230

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$246	$220	$246
Income tax benefit	(99)	(94)	(98)
Total	$147	$126	$148

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Nine Months Ended September 30,
	2016	2015
Share-based compensation
Cost of revenues	$199	$83
Research and development	7,449	4,129
General and administrative	1,142	795
Sales and marketing	1,365	990
Income tax benefit	(2,122)	(1,295)
Total	$8,033	$4,702

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$738	$608
Income tax benefit	(296)	(260)
Total	$442	$348

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)
	September 30, 2016	June 30, 2016	September 30, 2015
Assets
Current assets:
Cash and cash equivalents	$140,805	$164,423	$106,387
Investments in marketable securities available-for-sale	12,559	14,917	19,625
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	208,372	187,925	167,975
Inventories	169,382	186,655	177,694
Deferred income taxes	3,459	3,361	4,216
Restricted cash, cash equivalents and marketable securities	138,000	138,000	180,442
Other receivables from related parties	4,000	1,000	-
Prepaid expenses and other current assets	24,435	19,356	23,520
Total current assets	701,012	715,637	679,859
Investment in non-marketable equity securities	12,379	10,780	11,211
Equity method investments	3,104	3,277	3,392
Property, plant and equipment, net	49,849	51,056	55,700
Deferred income taxes	1,194	1,074	1,492
Goodwill	28,138	28,138	28,138
Other intangible assets, net	3,418	3,665	3,668
Restricted marketable securities	127	124	121
Other assets	1,547	1,517	2,021
	99,756	99,631	105,743
Total assets	$800,768	$815,268	$785,602
Liabilities, redeemable noncontrolling interest and Equity
Current liabilities:
Short-term debt	$138,000	$138,000	$180,000
Accounts payable	141,810	151,842	111,996
Income taxes payable	13,708	11,695	13,517
Deferred income taxes	144	140	34
Other accrued expenses and other current liabilities	34,549	54,729	35,781
Total current liabilities	328,211	356,406	341,328
Other liabilities	3,851	3,783	4,407
Total liabilities	332,062	360,189	345,735

Redeemable noncontrolling interest	3,656	3,656	3,656
Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued; and 344,007,418 shares, 343,815,424 shares and 343,815,424 shares outstanding at September 30, 2016, June 30, 2016 and September 30, 2015, respectively	107,010	107,010	107,010
Additional paid-in capital	106,109	105,881	107,238
Treasury shares, at cost, 12,692,064 shares, 12,884,058 shares and 12,884,058 shares at September 30, 2016, June 30, 2016 and September 30, 2015, respectively	(9,020)	(9,157)	(9,157)
Accumulated other comprehensive loss	(1,794)	(1,897)	(723)
Unappropriated retained earnings	261,283	247,902	233,082
Himax Technologies, Inc. stockholders’ equity	463,588	449,739	437,450
Noncontrolling interests	1,462	1,684	(1,239)
Total equity	465,050	451,423	436,211
Total liabilities, redeemable noncontrolling interest and equity	$800,768	$815,268	$785,602

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended September 30,		Three Months Ended June 30,
	2016	2015	2016

Cash flows from operating activities:
Net income (loss)	$13,391	$(2,930)	$19,273
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,393	3,425	3,465
Share-based compensation expenses	378	472	277
Gain on disposals of property and equipment	(2)	(2)	---
Loss (gain) on disposals of marketable securities, net	(95)	(32)	49
Equity in losses of equity method investees	206	119	198
Deferred income tax expense	(219)	(85)	(86)
Inventories write downs	2,653	2,078	3,186
Changes in:
Accounts receivable	(20,441)	14,181	(14,975)
Inventories	14,620	9,800	(7,027)
Prepaid expenses and other current assets	(5,054)	(1,867)	296
Accounts payable	(10,033)	(13,775)	13,180
Income taxes payable	2,035	(425)	(3,082)
Other accrued expenses and other current liabilities	2,034	3,184	(1,669)
Other liabilities	(6)	---	7
Net cash provided by operating activities	2,860	14,143	13,092

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,861)	(2,554)	(1,680)
Proceeds from disposal of property and equipment	9	2	---
Purchases of available-for-sale marketable securities	(6,123)	(33,328)	(10,552)
Proceeds from disposals of available-for-sale marketable securities	8,777	16,757	12,831
Purchases of investment securities	(1,600)	---	---
Proceeds from capital reduction of investment	---	---	431
Purchase of equity method investment	(37)	---	---
Proceeds from (repayments of) refundable deposits, net	5	(204)	394
Releases (pledges) of restricted cash, cash equivalents and marketable securities	(2)	(131)	451
Other receivables from related parties	(3,000)	---	(1,000)
Net cash provided by (used in) investing activities	(3,832)	(19,458)	875

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended September 30,				Three Months Ended June 30,
		2016		2015		2016
Cash flows from financing activities:
Payments of cash dividends		$(22,348)		$(51,364)	$	---
Excess tax benefits from share-based compensation		---		771		---
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.		8		8		1
Purchases of subsidiary shares from noncontrolling interests		(290)		(305)		---
Releases (pledges) of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)		---		(50,000)		42,000
Proceeds from issuance of new shares by subsidiaries		---		1,466		---
Proceeds from short-term debt		89,000		130,000		49,000
Repayments of short-term debt		(89,000)		(80,000)		(91,000)
Net cash provided by (used in) financing activities		(22,630)		(49,424)		1
Effect of foreign currency exchange rate changes on cash and cash equivalents		(16)		(130)		(66)
Net increase (decrease) in cash and cash equivalents		(23,618)		(54,869)		13,902
Cash and cash equivalents at beginning of period		164,423		161,256		150,521
Cash and cash equivalents at end of period		$140,805		$106,387		$164,423

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest		$137		$215		$182
Income taxes		$4,558		$2,479		$6,591

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment		$1,949		$4,708		$1,638
Decrease (increase) in payable for purchases of equipment and asset retirement obligations		(88)		(2,154)		42
Cash paid		$1,861		$2,554		$1,680

Supplemental disclosures of non-cash investing and financing activities:
Dividend payable	$	---	$	---		$22,348

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2016	2015

Cash flows from operating activities:
Net income	$45,246	$16,247
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	10,308	10,757
Share-based compensation expenses	932	1,541
Gain on disposals of property and equipment	(2)	(2)
Gain on disposals of equity method investment	---	(88)
Gain on disposals of investment securities, net	---	(1,682)
Gain on disposals of marketable securities, net	(5)	(64)
Equity in losses of equity method investees	565	339
Deferred income tax expense (benefit)	(484)	2,483
Inventories write downs	8,549	7,340
Changes in:
Accounts receivable	(31,217)	51,239
Inventories	(6,557)	(18,929)
Prepaid expenses and other current assets	(5,386)	(2,228)
Accounts payable	17,387	(67,332)
Income taxes payable	1,604	(5,726)
Other accrued expenses and other current liabilities	(3,474)	2,899
Other liabilities	(9)	(131)
Net cash provided by (used in) operating activities	37,457	(3,337)

Cash flows from investing activities:
Purchases of property, plant and equipment	(5,743)	(6,415)
Proceeds from disposals of property and equipment	9	8
Purchases of available-for-sale marketable securities	(23,271)	(46,553)
Proceeds from disposals of available-for-sale marketable securities	29,576	29,200
Purchases of investment securities	(1,600)	---
Proceeds from disposals of investment securities	---	1,682
Proceeds from capital reduction of investment	431	---
Purchase of equity method investment	(37)	(3,708)
Proceeds from disposals of equity method investment	---	179
Proceeds from (repayments of) refundable deposits, net	405	(317)
Releases (pledges) of restricted cash, cash equivalents and marketable securities	437	(227)
Other receivables from related parties	(4,000)	---
Net cash used in investing activities	(3,793)	(26,151)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2016	2015
Cash flows from financing activities:
Payments of cash dividends	$(22,348)	$(51,364)
Excess tax benefits from share-based compensation	---	771
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	9	18
Purchases of subsidiary shares from noncontrolling interests	(291)	(358)
Releases (pledges) of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	42,000	(50,000)
Proceeds from issuance of new shares by subsidiaries	---	1,466
Proceeds from short-term debt	199,000	320,000
Repayments of short-term debt	(241,000)	(270,000)
Net cash used in financing activities	(22,630)	(49,467)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(58)	(124)
Net increase (decrease) in cash and cash equivalents	10,976	(79,079)
Cash and cash equivalents at beginning of period	129,829	185,466
Cash and cash equivalents at end of period	$140,805	$106,387

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$506	$437
Income taxes	$11,220	$12,155

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment	$4,975	$8,619
Decrease (increase) in payable for purchases of equipment and asset retirement obligations	768	(2,204)
Cash paid	$5,743	$6,415

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended September 30,		Three Months Ended June 30,
	2016	2015	2016
Revenues	$218,081	$165,582	$201,074
Gross profit	55,733	36,072	52,478
Add: Share-based compensation – cost of revenues	146	70	27
Gross profit excluding share-based compensation	55,879	36,142	52,505
Gross margin excluding share-based compensation	25.6%	21.8%	26.1%
Operating income (loss)	15,296	(2,461)	21,899
Add: Share-based compensation	9,601	4,928	277
Operating income excluding share-based compensation	24,897	2,467	22,176
Add: Acquisition-related charges –intangible assets amortization	246	220	246
Operating income excluding share-based compensation and acquisition-related charges	25,143	2,687	22,422
Operating margin excluding share-based compensation and acquisition-related charges	11.5%	1.6%	11.1%
Net income (loss) attributable to Himax Technologies, Inc. stockholders	13,598	(2,332)	19,787
Add: Share-based compensation, net of tax	7,574	3,888	230
Add: Acquisition-related charges, net of tax	147	126	148
Net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	21,319	1,682	20,165
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	9.8%	1.0%	10.0%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc. Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule (Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Nine Months Ended September 30,
	2016	2015
Revenues	$599,474	$513,812
Gross profit	155,386	122,404
Add: Share-based compensation – Cost of revenues	199	83
Gross profit excluding share-based compensation	155,585	122,487
Gross margin excluding share-based compensation	26.0%	23.8%
Operating income	52,374	22,061
Add: Share-based compensation	10,155	5,997
Operating income excluding share-based compensation	62,529	28,058
Add: Acquisition-related charges –Intangible assets amortization	738	608
Operating income excluding share-based compensation and acquisition-related charges	63,267	28,666
Operating margin excluding share-based compensation and acquisition-related charges	10.6%	5.6%
Net income attributable to Himax Technologies, Inc. stockholders	46,473	19,065
Add: Share-based compensation, net of tax	8,033	4,702
Add: Acquisition-related charges, net of tax	442	348
Net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	54,948	24,115
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	9.2%	4.7%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)

	Three Months Ended September 30,	Nine Months Ended September 30,
	2016	2016
Diluted GAAP earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.079	$0.270
Add: Share-based compensation per ADS	$0.044	$0.047
Add: Acquisition-related charges per ADS	$0.001	$0.003

Diluted non-GAAP earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.124	$0.319

Numbers do not add up due to rounding